UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August, 2023

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

1751 Richardson Street, Suite #2207,

Montreal, Quebec H3K-1G6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

Restatement of Financial Information for the Quarter Ended March 31, 2023

On August 14, 2023, the management and the audit committee of the board of directors (the “Audit Committee”) of the Company determined that the Company’s condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on Form 6-K on May 24, 2023 (the “Prior Period Financial Statements”), should no longer be relied upon due to an error in the accounting treatment for the classification of the Company’s warrants (the “Warrants”) due to incorrect fair valuation and subsequent adjustment resulting in a decrease in loss on fair value of $2,705,253 and a reduction in the share capital of the Company for the same amount. In addition, investors should no longer rely upon any communications relating to these condensed consolidated unaudited interim financial statements.

As part of the Company’s normal quarterly reporting process for the six months ended June 30, 2023, management and the Audit Committee of the Company concluded that a material error was made related to the accounting for the warrants and therefore were misstated in the Company’s March 31, 2023 Prior Period Financial Statements. There is no impact on any of the year-end financial statements previously filed.

The information in this Form 6-K relating to the restatement of the Company’s condensed consolidated unaudited interim financial statements for the three-month period ended March 31, 2023 is being furnished to the SEC on this Form 6-K and such information is not deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section. Moreover, unless otherwise stated in such filing, the information in this Form 6-K relating to the restatement of the Company’s condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2023 shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933.

The Company has attached its restated condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2023 as Exhibit 99.1 and has attached its restated Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 2023 as Exhibit 99.2 to this Form 6-K.

Release of Financial Information for the Quarter Ended June 30, 2023

On August 14, 2023, the Company issued its condensed consolidated unaudited interim financial statements as at June 30, 2023 and December 31, 2022, and for the three and six months ended June 30, 2023 and 2022, a copy of which is attached hereto as Exhibit 99.3, and its Management’s Discussion and Analysis For the Three Months and Six Months Ended June 30, 2023, a copy of which is attached hereto as Exhibit 99.4.

The Company issued a press release regarding the financial statements, a copy of which is attached as Exhibit 99.5 to this Form 6-K.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third-party websites.

Exhibit No.	Description
99.1	Registrant’s restated condensed consolidated unaudited interim financial statements as at March 31, 2023 and December 31, 2022, and for the three months ended March 31, 2023 and 2022.
99.2	Restated Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2023.
99.3	Registrant’s condensed consolidated unaudited interim financial statements as at June 30, 2023 and December 31, 2022, and for the three and six months ended June 30, 2023 and 2022.
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Three Month and Six Months Ended June 30, 2023.
99.5	Press release dated August 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2023	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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